August 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Christian Windsor

Re:	Beneficient

Post-Effective Amendment No. 1 on Form S-1 to Form S-4

Filed July 19, 2023

File No. 333-268741

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 10, 2023, regarding the Company’s Post-Effective Amendment No. 1 on Form S-1 to Form S-4 (the “Post-Effective Amendment”) filed with the Commission on July 19, 2023. In connection with this letter, an amendment to the Post-Effective Amendment (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Post-Effective Amendment No. 1 on Form S-1 to Form S-4

General

1.

Revise this Post-Effective Amendment consistent with the revisions that you make to the Form S-1 filed to register the resale of securities by Maxim (File No. 333-237336) in response to the staff’s comments on that registration statement.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly to conform with revisions made in response to the Staff’s comments to the Form S-1 filed to register the resale of securities by Maxim (File No. 333-273328).

Incorporation by Reference, page 44

2.

Please revise your prospectus to remove this section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D of Form S-1. Revise Form S-1 to provide all disclosure required by the form that currently is incorporated by reference, including, but not limited to the management’s discussion and analysis, financial statements, risk factors and the description of your business.

Haynes and Boone, LLP	2323 Victory Avenue | Suite 700 | Dallas, TX 75219 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

August 30, 2023

Response: The Company has revised Amendment No. 1 to remove the section “Incorporation by Reference” and has included the information previously incorporated by reference therein. However, the Company respectfully disagrees with the Staff’s conclusion that the Company’s “predecessor” is a shell company, and as a result, the Company is ineligible to incorporate by reference.

Instruction VII.D of Form S-1 provides that a registrant may incorporate by reference if, among other things, the registrant is not and during the past three years neither the registrant nor any of its predecessors was: (a) a blank check company as defined in Rule 419(a)(2); (b) a shell company, other than a business combination related shell company, each as defined in Rule 405 of Regulation C (“Rule 405”); or (c) a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Rule 405 defines predecessor as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”

The Company believes that the structure of its business combination transaction with Avalon Acquisition Inc., a Delaware corporation (“Avalon” and such transaction, the “Business Combination”), and related transactions support the determination that the Company is not prohibited from incorporating by reference in a registration statement on Form S-1 because (i) the Company has never been a blank check company, a shell company or a registrant for the offering of penny stock and (ii) Avalon should not be considered a “predecessor” of the Company.

The Company believes that the structure of the Business Combination with Avalon is distinguishable from the traditional de-SPAC structures contemplated by the Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies issued March 31, 2021. In a traditional de-SPAC structure, a shell company acquires a target operating company by issuing shares of the shell company’s stock to the holders of the target, and by virtue of such transaction, the shell company remains the issuer with listed securities and becomes an operating company by succeeding to the business of the target. In an alternative de-SPAC “double dummy” structure, a new holding company with no operations is formed to facilitate the business combination, and such holding company becomes the listed issuer following the transaction. In both such cases, the listed issuer would have previously been a shell company, other than a business combination related shell company, as defined in Rule 405.

By contrast, in the Business Combination, at no point was the company that is now the listed issuer, Beneficient, a shell company. Prior to closing the Business Combination, the Company had operations and converted from a Delaware limited partnership named “The Beneficient Company Group, L.P.” (“BCG”) into a Nevada corporation named “Beneficient” (the “Conversion”). Pursuant to the terms of the Business Combination Agreement, dated September 21, 2022, by and among BCG, Avalon, Beneficient Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of BCG (“Merger Sub I”), and Beneficient Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of BCG (“Merger Sub II”), on June 7, 2023, Merger Sub I merged with and into Avalon (the “Avalon Merger”), with Avalon surviving the Avalon Merger (the “Avalon Merger Surviving Company”) as a wholly-owned subsidiary of the Company (the closing of the Avalon Merger, the “Closing”). On June 16, 2023, the Avalon Merger Surviving Company merged with and into Merger Sub II (the “LLC Merger”) with Merger Sub II surviving the LLC Merger as a wholly-owned subsidiary of the Company. The Company has advised us that it intends to dissolve Merger Sub II in due course. Beneficient structured the Business Combination transaction in such fashion for purposes of conforming with provisions in its governing documents concerning a public listing and not for the purpose of avoiding having been a former shell company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

August 30, 2023

In addition, the Company believes that Avalon does not meet the definition of a “predecessor” of the Company under Rule 405 because the Company did not acquire the “major portion of the business or assets” of Avalon. With respect to the business of Avalon, the stated business purpose of Avalon was to “effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.” In contrast, Beneficient’s business is to finance transactions that provide mid-to-high net worth individuals and small-to-midsized institutions with early exit solutions for their alternative asset investments. What limited business Avalon conducted prior to Closing ceased at the Closing and has not continued at Beneficient. Therefore, Beneficient does not believe that it acquired any of the business of Avalon. The accounting treatment for the Business Combination also supports the conclusion that Beneficient did not succeed to the business of Avalon. Due to the limited business conducted by Avalon, the Business Combination was accounted for as a capital transaction in substance and not a business combination under ASC 805, Business Combinations (“ASC 805”). As a result, the Company was treated as the accounting acquirer and Avalon was treated as the acquired company for financial reporting purposes per ASC 805. Accordingly, for accounting purposes, the Business Combination was treated similar to an equity contribution in exchange for the issuance of shares of common stock. Accordingly, the Company does not believe that it acquired the “major portion of the business” of Avalon.

Further, the Company believes it did not acquire the major assets of Avalon pursuant to the definition of “predecessor” in Rule 405. As a special purpose acquisition company, Avalon’s primary asset was its trust account into which the net proceeds of Avalon’s initial public offering were deposited for the benefit of Avalon’s public stockholders (the “Trust Account”). Immediately prior to the Closing, the value of the Trust Account was approximately $218 million. To satisfy Avalon stockholder redemptions, immediately prior to Closing, approximately $191 million was removed from the Trust Account to pay such redeeming stockholders. Furthermore, at Closing, Avalon directed that $26.1 million be deducted from the Trust Account to cover transaction expenses, leaving only $1.8 million, or approximately 0.8% of the assets in the Trust Account immediately prior to Closing, in the Trust Account to be retained by the Avalon Merger Surviving Company following the Closing. Because substantially all of the assets of Avalon at the time of the Business Combination were used to pay redeeming stockholders and the vast majority of the assets of Avalon following the redemption were used at Closing per Avalon’s direction to pay transaction expenses, the Company did not acquire the “major assets” of Avalon. Therefore, the Company does not believe that Avalon should be considered the Company’s predecessor for the purposes of determining its eligibility to incorporate by reference under Instruction VII.D of Form S-1.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

August 30, 2023

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer

Gregory W. Ezell, Chief Financial Officer

James G. Silk, Esq., Chief Legal Officer

David B. Rost, Esq., General Counsel

Logan Weissler, Esq., Haynes and Boone, LLP

Alexa Cooper, Esq., Haynes and Boone, LLP